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                                                                   EXHIBIT 99.6
                                 MEMORANDUM TO
                     PARTICIPANTS AND BENEFICIARIES IN THE
                LUKENS INC. EMPLOYEES CAPITAL ACCUMULATION PLAN

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                                                           Date: April 24, 1998

Re: Voting Rights and Cash Elections with respect to shares of Lukens Inc.

  As described in the enclosed proxy statement/prospectus, Lukens Inc. stockholders are voting on whether to adopt the Agreement and Plan of Merger dated as of December 15, 1997, as amended as of January 4, 1998, among Bethlehem Steel Corporation, Lukens Acquisition Corporation, and Lukens Inc. (as so amended, the "Merger Agreement"). The Lukens Inc. Employees Capital Accumulation Plan (the "Plan") holds shares of both Lukens Inc. common stock ("Common Stock") and Lukens Inc. Series B ESOP Convertible Preferred Stock ("ESOP Preferred Stock")(/1/)

  As a participant (or a beneficiary of a deceased participant) in the Plan, you have the right to direct the appropriate trustee to vote the shares of Common Stock and ESOP Preferred Stock allocated to your Plan account for or against the proposal to adopt the Merger Agreement.(/2/) To do so, complete the enclosed proxy card and return it in the envelope enclosed for your convenience. Proxy cards must be received at the address on the enclosed envelope no later than May 26, 1998. Subject to the terms and conditions of the Plan, each trustee of the Plan is required to follow the directions of those participants and beneficiaries who provide timely directions to the trustee.

  Participants in the Plan do not have the right to make the election to receive cash described in the enclosed proxy statement/prospectus with respect to the Common Stock allocated to their Plan accounts. The Lukens Inc. Employee Benefits Finance Committee will determine whether to make such an election with respect to all, a portion, or none of the shares of Common Stock held by the Plan. Similarly, the Lukens Inc. Employees Benefits Finance Committee will direct the appropriate trustee with respect to any conversion or payment rights of the ESOP Preferred Stock held by the Plan. A portion of the consideration received by the Plan in respect to any such conversion or payment rights will be allocated to your Plan account based on the shares of ESOP Preferred Stock allocated to your Plan account.

  If the Merger Agreement is adopted and the merger contemplated thereby is effected, the shares of Common Stock and ESOP Preferred Stock allocated to your Plan account immediately prior to the effective time of the merger will be converted into the right to receive cash, shares of Bethlehem Steel Corporation common stock, or a combination of cash and such shares as provided in the Merger Agreement and described in the enclosed proxy statement/prospectus.

  The appropriate trustee will vote shares of Common Stock and ESOP Preferred Stock(/3/) as follows:

    1. The trustee must vote Common Stock allocated to participants' Plan accounts in accordance with participants' timely directions. Since the terms of the Plan provide that the trustee may not vote any Common Stock for which it does not receive timely directions from the participant to whose account such Common Stock is allocated, it is important that you provide a voting direction for shares allocated to your Plan account.
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(/1/)The Plan's Common Stock Fund holds Common Stock acquired by the Plan for participants' "Before-Tax" Contribution Accounts and on account of Matching Contributions made to the Plan before August 1, 1989 (and, if applicable, Rollover Contributions). Since August 1, 1989, all Lukens Inc. Matching Contributions have been allocated to participants' accounts in the form of ESOP Preferred Stock. In addition, some ESOP Preferred Stock is held in the Plan in an unallocated pool until it is allocated to participants' accounts as Matching Contributions. Capitalized terms not defined in this memorandum have the same meanings as provided in the Plan.
(/2/)State Street Bank and Trust Company serves as the trustee for the ESOP portion of the Plan, and Vanguard Fiduciary Trust Company serves as the trustee for all assets of the Plan other than the ESOP.
(/3/)Each share of Common Stock is entitled to cast one vote; each share of ESOP Preferred Stock is entitled to cast three votes.


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    2. The trustee must vote ESOP Preferred Stock allocated to participants'
  Plan accounts in accordance with participants' timely directions. ESOP Preferred Stock that is held in the unallocated pool and ESOP Preferred Stock for which the trustee does not receive timely directions will be voted by the trustee in the same proportion as the allocated shares with respect to which directions are timely received by the trustee.

  You are the "named fiduciary" with respect to all shares allocated to your account and shares of ESOP Preferred Stock held in the unallocated pool or for which the trustee does not receive timely directions. This means that you are responsible for making the voting decision with respect to those shares. Voting directions as to all shares will be held in confidence by the trustee and not divulged or released to any person, including any officer or employee of Lukens Inc.

  Please complete the enclosed proxy card and return it in the envelope enclosed for your convenience. Proxy cards must be received at the address on the enclosed envelope no later than May 26, 1998.


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